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MISYS

07025983

August 8, 2007

Office of International Corporation Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
U.S.A.

SUPPL

RECEIVED

Re: Misys plc
Rule 12g3-2(b) File No. 82-34981
Notification of internet website posting of Rule 12g3-2(b) information

Dear Sir or Madam

We, Misys plc, hereby notify the U.S. Securities and Exchange Commission that, pursuant to Rule 12g3-2(f)(2) of the Securities Exchange Act of 1934, we will furnish the information required by Rule 12g3-2(b) on our internet website at www.misys.com. We will commence furnishing this information on our internet website as of the date of this letter.

Feel free to contact us with any questions.

Yours sincerely,

PROCESSED
AUG 16 2007
THOMSON
FINANCIAL

J. D. Fitz
EVP General Counsel & Company Secretary

8/15

END

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